UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HARRINGTON WEST FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

41383L 10 4

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41383L 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas T. Breeden N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 433,985
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 433,985
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,985
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.95%
12	TYPE OF REPORTING PERSON IN

Item 1. (a)     Name of Issuer: Harrington West Financial Group, Inc.

            (b)     Address of Issuer's Principal Executive Offices:

                      610 Alamo Pintado Road

                      Solvang, CA 93463

Item 2. (a)     Name of Persons Filing:

                     Douglas T. Breeden

            (b)     Address of Principal Business Office for Each of the Above:

                      The Breeden Group

                      Attn: Allen Lyles

                      100 Europa Drive, Number 589

                      Chapel Hill, NC 27517

            (c)      Citizenship or Place of Organization:

                       United States of America

             (d)     Title of Class of Securities: Common Stock, $.01 par value per share

             (e)     CUSIP Number: 41383L 10 4

Item 3.        If this Statement is Filed Pursuant to Rules 13d-1(b) or

                   13d-2(b) or (c), Check Whether the Person Filing is a:

                    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                    (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                    (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                    (e) [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

                    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

                    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14)

                            of the Investment Company Act of 1940;

                    (j) [ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

Item 4.         Ownership.

                    (a) Amount beneficially owned: 433,985

                    (b) Percent of class: 7.95%

                    (c) Number of shares as to which such person has:

                            (1) Sole power to vote or to direct the vote: 433,985

                            (2) Shared power to vote or to direct the vote: 0

                            (3) Sole power to dispose or to direct the disposition of : 433,985

                            (4) Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class: [   ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable

Item 7.         Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not Applicable

Item 8.         Identification and Classification of Members of the Group:

                    Not Applicable

Item 9.         Notice of Dissolution of Group:

Not Applicable

Item 10.       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposed of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                                   DOUGLAS T. BREEDEN

Date: February 13, 2007                                                                                             By: /s/ Douglas T. Breeden

                                                                                                                                        Douglas T. Breeden